Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

February 17, 2010

VIA EDGAR TRANSMISSION

Mr. Kevin Rupert

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Certified Shareholder Report on Form N-CSR (“Annual Report”) (File No. 811-21864)

Dear Mr. Rupert:

This letter responds to the oral comments we received from you on January 28, 2010 regarding the Trust’s Annual Report, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 10, 2009. The Trust consists of separate investment portfolios (the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to those comments. Applicable changes in response to these comments will be made in the next Annual Report filing, which will be made before the end of May, 2010, or to the Trust’s website, as applicable. Unless otherwise noted, capitalized terms have the same meaning as given in the Annual Report.

1.	Comment. There is disclosure in the financials about securities lending that shows collateral value less than that of the securities lent. This does not seem to meet the 102% domestic and 104% international coverage, as is typical. Why is this? Is this indicative of a control issue?

Response. The value of the collateral on the first day of a loan is always at least 102% or 105% of the loaned securities. Thereafter, the value of the collateral is marked to market based on end of day values. If there is a shortfall, collateral is added the next business day so that the total is at least 102% or 105% of the value of the securities on loan. In cases where the collateral value shown is less than the value of the securities on loan, the shortfall is always corrected the following business day as described above. This is consistent with the Trust’s securities lending procedures and industry practice.

2.	Comment. In the charts showing premiums and discounts, there is a lot of frequency on the tails of the curve for some of the funds, for example, the India Fund. Please consider expanding the chart to more clearly show these frequencies. The disclosure here does not seem to be terribly useful, as it is too difficult to see where the high frequencies occur. This is particularly important for a new fund.

Mr. Kevin Rupert

February 17, 2010

Response. The disclosure is under review and WisdomTree will consider revising in accordance with the staff’s comments.

3.	Comment. The disclosure on portfolio turnover excludes Creation Units. In the Emerging Markets Fund, why is it as high as 67% if Creation Units are excluded? Was there significant turnover because there were a lot of changes in the index, or is the percentage high because there is such a small dollar amount after subtracting the Creation Units that any changes result in a high percentage? How does this line up against the Trust’s order?

Response. Generally, ETFs manage there investment portfolios in two ways: through the “in-kind” creation and redemption process and through brokerage transactions. Funds that invest in emerging markets tend to have higher portfolio turnover than some other types of ETFs because, among other reasons, local market restrictions may limit the ability to use the in-kind creation and redemption process. Consequently, the portfolio turnover for the Emerging Markets Fund is higher relative to other Funds as a result of local market restrictions and certain portfolio management decisions aimed at achieving the Fund’s investment objective which resulted in execution of a higher percentage of trades through brokers relative to other Funds. This is consistent with the Trust’s exemptive orders and industry practice.

4.	Comment. The discussion of the approval of the investment advisory agreements does not go into enough detail, particularly as the Mid East Fund has a different fee arrangement. When describing economies of scale, this analysis should be fleshed out and described on a fund by fund basis. Perhaps this is not an important analysis because of the fee waivers, please discuss.

Response. WisdomTree believes the current summary of factors considered by the Board is sufficient, however, it will reconsider the staff’s comment in its next Annual Report and determine whether any future disclosure should be revised.

5.	Comment. On WisdomTree’s website, the premium/discount information is stale. On January 20, June 30 numbers were still being shown. These should at least be September 30. WisdomTree should endeavor to update all areas of its website on a timely basis. This may be a condition of WisdomTree’s order.

Response. This information is generally updated on a quarterly basis. Due to a processing error, which has since been rectified, this information was not updated in a timely fashion. The information as of the end of the fourth quarter of 2009 was posted on January 28, 2010.

6.	Comment. New Form N-1A may make this comment irrelevant, but it is not clear that average annual total return and, particularly, cumulative total return are always shown when they should be in annual reports and registration statements. This may be a condition of WisdomTree’s order. There is no need to change anything at this time, but please respond that WisdomTree will pay close attention to what its order requires for showing average annual total return and cumulative total return.

Mr. Kevin Rupert

February 17, 2010

Response. WisdomTree will pay close attention to the requirements of its exemptive orders and will make a note to include cumulative total return information where required going forward.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or John McGuire at 202.739.5654.

Sincerely,

/s/ Trina C. Winkelmann

c:	W. John McGuire, Esq.

Richard Morris, Esq.